SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

This is a public announcement by América Móvil, S.A.B. de C.V. ("América Móvil") pursuant to the provisions of Section 5:78 of the Dutch Financial Market Supervision Act (Wet op het financieel toezicht, the "FMSA"), Section 4 paragraph 1 and Section 4 paragraph 3 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft, the "Takeover Decree"). This announcement and related information do not constitute a public offer to sell or the solicitation of an offer to buy or subscribe for any securities. Any reference in this press release to a "voluntary public offer" and "voluntary tender offer" shall be construed as references to a full offer (volledig bod) as referred to in Section 1 paragraph b of the Takeover Decree.

“AMX receives AFM’s approval of the Offer Memorandum to launch the Intended Offer. Foundation makes launching of the Offer not viable.”

Mexico City, Mexico, October 16, 2013 -- América Móvil, S.A.B. de C.V. (“América Móvil” or “AMX”) (BMV: AMX; NYSE: AMX; Nasdaq: AMOV; LATIBEX: XAMXL) announced today that it received approval from the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, “AFM”) for its offer memorandum (the “Offer Memorandum”) to make a voluntary public offer in cash for all of the issued and outstanding ordinary shares (the “Shares”) of Koninklijke KPN N.V. (“KPN”), at a price of EUR 2.40 per share (the "Intended Offer").

As of the date of this announcement, the Stichting Preferente Aandelen B KPN (the "Foundation") has a 50% (fifty per cent) minus one voting interest in the capital of KPN. In view thereof, AMX will not launch the Intended Offer and will not make the Offer Memorandum approved by the AFM publicly available in accordance with Section 10 paragraph 1 of the Takeover Decree.

With reference to the announcements made by AMX on August 30, 2013, September 12, 2013 and September 27, 2013, AMX has carefully reviewed options available to it in relation to the exercise of the call option by the Foundation, including not launching the Intended Offer. AMX now concludes, in view of the Foundation's position and the discussions with KPN, that its aim to acquire more than 50% (fifty per cent) of the voting rights in KPN, as announced by AMX on 9 August 2103, will not be met by making the Intended Offer. This aim is essential to achieve the rationale and objectives of the Intended Offer. The Foundation, having exercised the option granted to it by KPN to purchase class B preference shares in the capital of KPN, obstructs the fulfillment of this aim, to the detriment of KPN shareholders who would have intended to participate in the Intended Offer.

Since the start of the process early August 2013, América Móvil has had multiple conversations with representatives of KPN’s Supervisory Board and Board of Management (the “KPN Boards”) with the objective of reaching an integral agreement governing matters such an active role for AMX in KPN’s management, as well as undertakings that AMX would assume following settlement of the Intended Offer in connection with, among others, strategic direction, employment, national security, social policies and social plans, and minority shareholder protection. As of the date of this announcement, AMX has not received comments on such proposals from KPN, who made any subsequent discussions contingent upon an increase of the offer price under the Intended Offer.

The Intended Offer

On August 9, 2013, AMX announced its intention to make the Intended Offer. This announcement was made after discussions with the chairman and other members of KPN’s Supervisory Board on certain terms and conditions of the Intended Offer, including AMX’s intention to have an active role in KPN as a majority shareholder, and price. Following such board members’ initial positive reaction, AMX decided to make public its intention to acquire a majority of the voting rights exercisable in a general meeting of shareholders of KPN through a voluntary public offer open for all holders of Shares and began preparations in accordance with Dutch law to enable it to make the Intended Offer.

AMX has complied with all legal requirements established under Dutch law for these types of transactions. Consistent with this, today it received AFM’s approval of the Offer Memorandum to launch the Intended Offer. AMX acknowledges the constructive dialogue initiated by AMX and maintained with the Ministry of Economics (Ministerie van Economische Zaken) and advanced discussions on potential binding agreements between AMX and the Dutch Government aimed at addressing the concerns expressed on topics such as national security, privacy, employment, and innovation.

As previously announced on August 9, 2013, the rationale of the Intended Offer is to acquire a majority stake in KPN in order for both companies to benefit from greater operational cooperation and co-ordination facilitating the realization of further synergies, and to establish a constructive relationship allowing for a long-term corporate governance policy. These objectives were explained to representatives of KPN’s Supervisory Board before AMX’s initial announcement on August 9, 2013, as well as to representatives of the KPN Boards during the whole process.

Discussions with KPN

During the discussions held with KPN, the following matters, among others, were addressed: (i) América Móvil having an active participation in the management of KPN upon settlement of the Intended Offer; (ii) undertakings of AMX with respect to stakeholders of KPN, such as, among others, minority shareholders, employees, clients, and the Government; and (iii) offer price for the Shares. Simultaneously, AMX was engaged in open and constructive dialogues with the Dutch Government, represented by the Ministry of Economics (Ministerie van Economische Zaken), as well as other governmental agencies and stakeholders of KPN.

Following earlier discussions and proposals, on September 10 and 11, 2013, AMX provided KPN with specific proposals on future corporate governance commensurate to AMX’s stake in KPN following settlement of the Intended Offer, and, among others, certain non-financial covenants related to employment, social policies and social plans, national security, privacy, and minority shareholder protection. As of the date of this announcement, AMX has not received any comments from KPN in connection with such proposals.

América Móvil believes that KPN requires a strategic partner with operational experience in the telecommunication sector, with sufficient scale and long-term vision, in order to tackle during the upcoming years the significant challenges the European telecommunication sector faces. América Móvil believes, and so told representatives of KPN, that KPN’s shareholders should be the ones to decide whether the price offered is fair. They should have had the option to sell their shares, considering the terms and conditions of the Intended Offer.

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Stichting Preference Shares B KPN

On August 29, 2013, a few hours after having met for the first time with representatives of AMX at the initiative of AMX, the Board of the Foundation exercised the option granted to it by KPN to purchase class B preference shares in the capital of KPN. Also, on August 29, 2013, the KPN Boards announced that KPN issued 4,258,098,272 preference shares B to the Foundation, resulting in the Foundation having obtained 4,258,098,272 preference shares B in the capital of KPN, representing 50% minus 1 vote of all issued and outstanding shares in the capital of KPN1.

This circumstance makes the rationale for the Intended Offer announced on August 9, 2013, consisting of, among other objectives, AMX acquiring a majority stake in KPN in order for both companies to benefit from greater operational co-operation and co-ordination between them unachievable. AMX considers that the actions taken by the Foundation are detrimental not only to all KPN shareholders – including those who wished to participate in the Intended Offer – but also detrimental to clients, employees and other stakeholders of KPN who envisioned being part of a solid company with long-term vision.

About América Móvil

América Móvil is the leading provider of telecommunication services in Latin America. As of June 30, 2013, it had approximately 262 million wireless subscribers and approximately 67 million fixed revenue generating units in the Americas.

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Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of América Móvil and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. América Móvil is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

1 See KPN’s Press Release dated 29 August 2013
(http://www.afm.nl/registers/kgi_documents/201308290000000025_032pe%20KPN%20notes%20that%20Foundation %20Preference%20Shares%20B%20KPN%20exercised%20call%20option.docx).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 16, 2013

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact